SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549






                                    FORM 11-K




                   [ X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                           For the fiscal year ended December 31, 1996

                                       OR

                           Transition Report Pursuant to Section 15(d)
                           of the Securities Exchange Act of 1934 for
                           the transition period from _________ to
                           _____________


                            Commission File # 1-4252



                       UIC 401(K) RETIREMENT SAVINGS PLAN
          ------------------------------------------------------------
                            (Full title of the plan)






                          UNITED INDUSTRIAL CORPORATION
         --------------------------------------------------------------
           (Name of the issuer of the securities held pursuant to the plan)

                          United Industrial Corporation
                               18 East 48th Street
                            New York, New York 10017
         --------------------------------------------------------------
                     (Address of principal executive office)

                              REQUIRED INFORMATION
Item 4.

                  The financial statements and schedules of UIC
401(k) Retirement Savings Plan for the year ended December 31, 1996 (attached).

Exhibits

23.1              Consent of Ernst & Young LLP.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Committee of the United Industrial Corporation 401(k) Retirement Savings Plan (the "Plan"), which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 30th day of June, 1997.




                                           By: /s/ James H. Perry
                                                   ----------------------
                                            Name:  James H. Perry
                                            Title: Committee Member

                                      AUDITED FINANCIAL STATEMENTS
                                      AND SCHEDULES


                                      UIC 401(K) RETIREMENT
                                      SAVINGS PLAN



                                      Years ended December 31, 1996 and 1995
                                      with Report of Independent Auditors

                       UIC 401(k) Retirement Savings Plan

                   Audited Financial Statements and Schedules


                     Years ended December 31, 1996 and 1995




                                    CONTENTS


Report of Independent Auditors...............................................1

Financial Statements

Statements of Net Assets Available for Plan Benefits.........................2
Statements of Changes in Net Assets Available for Plan Benefits..............3
Notes to Financial Statements................................................4

Department of Labor Schedules

Item 27a--Schedule of Assets Held for Investment Purposes...................11
Item 27d--Schedule of Reportable Transactions...............................12

                                          Report of Independent Auditors

Administrative Committee
UIC 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the UIC 401(k) Retirement Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1996 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1996 financial statements taken as a whole.


                                                     /s/ Ernst & Young LLP

May 23, 1997
Baltimore, Maryland

                       UIC 401(k) Retirement Savings Plan

              Statements of Net Assets Available for Plan Benefits



                                                                      DECEMBER 31
                                                               1996               1995
                                                      -------------------------------------

ASSETS
Cash                                                     $       36,697   $              -
Investments, stated at fair value:
   Fidelity Magellan Fund                                    25,130,876         23,897,306
   Fidelity Managed Income Portfolio                         18,669,141         18,627,395
   Fidelity Retirement Government Money Market Fund           1,532,499          1,181,631
   Fidelity Growth & Income Fund                              9,519,034          5,945,845
   Fidelity Contrafund                                        5,183,449          2,377,157
   Fidelity Investment Grade Bond Fund                          481,517            407,306
   United Industrial Corporation Common Stock                   281,075            231,465
   Participant loans                                          1,553,359          1,276,836
                                                      ------------------- -----------------
Total investments                                            62,350,950         53,944,941
                                                      ------------------- -----------------

Net assets available for Plan benefits                      $62,387,647   $     53,944,941
                                                      =================== =================



See accompanying notes.

                       UIC 401(k) Retirement Savings Plan

         Statements of Changes in Net Assets Available for Plan Benefits



                                                                              YEAR ENDED DECEMBER 31
                                                                             1996                1995
                                                                      ----------------------------------------

ADDITIONS
Employee contributions                                                    $    4,746,692     $    4,495,503
Employer contributions                                                         1,374,153          1,197,912
Rollover contributions                                                           142,971          2,258,061

Investment income:
   Fidelity Magellan Fund                                                      3,881,615          1,385,264
   Fidelity Managed Income Portfolio                                           1,067,628          1,096,507
   Fidelity Growth & Income Fund                                                 432,968            287,152
   Fidelity Retirement Government Money Market Fund                               65,489             64,807
   Fidelity Contrafund                                                           342,958            180,475
   Fidelity Investment Grade Bond Fund                                            32,184             18,903
   United Industrial Corporation Stock Fund                                        9,350              7,990
   Interest on loans to participants                                             131,151             90,846
                                                                      ----------------------------------------
Total investment income                                                        5,963,343          3,131,944
                                                                      ----------------------------------------
                                                                              12,227,159         11,083,420

DEDUCTIONS
Withdrawals                                                                   (3,969,114)        (3,020,175)

Net realized and unrealized appreciation in aggregate fair value
   of investments                                                                184,661          6,249,712
                                                                      ----------------------------------------
Net increase                                                                   8,442,706         14,312,957
Net assets available for Plan benefits at beginning of year                   53,944,941         39,631,984
                                                                      ----------------------------------------

Net assets available for Plan benefits at end of year                        $62,387,647        $53,944,941
                                                                      ========================================



See accompanying notes.

                       UIC 401(k) Retirement Savings Plan

                          Notes to Financial Statements




1. SIGNIFICANT ACCOUNTING POLICIES

Investments in the Fidelity Magellan Fund, Fidelity Growth & Income Fund, Fidelity Managed Income Portfolio, Fidelity Retirement Government Money Market Fund, Fidelity Contrafund and Fidelity Investment Grade Bond Fund are reported at current redemption value. The United Industrial Corporation Common Stock is reported at market value, based on published market prices. Participant loans represent the outstanding principal balances of the loans and are valued at cost, which approximates current value.

The change in the difference between cost and market value is reflected in the statements of changes in net assets available for benefits net of realized gains and losses as net realized and unrealized appreciation (depreciation) in the aggregate fair value of investments. The realized gain or loss on investments is the difference between the proceeds and the specific cost of the investments.

Rollover contributions represent transfers from other qualified retirement plans.

Administrative expenses associated with the UIC 401(k) Retirement Savings Plan (the "Plan"), including the amount paid to Fidelity Management Trust Co. for acting as custodian of the investments of the Plan, were paid by United Industrial Corporation (the "Company") in 1996 and 1995.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets during the period. Actual results could differ from those estimates.

2. DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan. The purpose of the Plan is to encourage employees to save regularly and to provide additional funds upon retirement. Contributions are made by employees through payroll deductions and submitted to Fidelity Management Trust Company Cash Reserve Fund, then subsequently deposited in the investment option account(s) selected by the employee. The Company matches employees' contributions and has a profit sharing provision as specified in the Plan document. Employer contributions are vested after five years of service. The Company is the named fiduciary which controls and manages the operations of the Plan and acts as Administrator.

                       UIC 401(k) Retirement Savings Plan

2. DESCRIPTION OF THE PLAN (CONTINUED)

All employees aged 21 or more who have completed one year of continuous employment, consisting of at least 1,000 hours, with the Company (including its participating subsidiaries) are eligible to participate in the Plan. Participating employees contribute to the Plan through payroll deductions in amounts ranging from 2% to 15% of their earnings up to the annual IRS limit. Contributions to the Plan are invested in the available investment options in accordance with the participants' elections. All employee contributions to the Plan are immediately vested.

The Company has the right to terminate the Plan at any time. In the event of a termination, the participants accounts shall be distributed to them in cash or in property or in any combination of cash and property.

Additional information about the Plan and the vesting and benefit provisions is contained in the Summary Plan Description of the UIC 401(k) Retirement Savings Plan. Copies are available from the Human Resources Department of the Company.

3. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets available for Plan benefits was as follows:

                                              DECEMBER 31
                                         1996               1995
                                   -------------------------------------

Fidelity Magellan Fund                 $25,130,876        $23,897,306
Fidelity Managed Income Portfolio       18,669,141         18,627,395
Fidelity Growth & Income Fund            9,519,034          5,945,845
Contrafund                               5,183,449

4. INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan by a letter dated January 16, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC), and is therefore not subject to tax under present income tax laws. The Plan sponsor believes that the Plan continues to qualify and operate as designed.

                       UIC 401(k) Retirement Savings Plan

5. RECONCILIATION TO FORM 5500

Total Plan earnings on investments, as reported on Form 5500 lines 32 b (1) through (10), has been reported as Net realized and unrealized appreciation in aggregate fair value of investments and as investment income in the accompanying financial statements.

                       UIC 401(k) Retirement Savings Plan



6. STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                                DECEMBER 31, 1996
                   -----------------------------------------------------------------------------------------------------------------
                                            FIDELITY
                                FIDELITY   RETIREMENT                             FIDELITY
                    FIDELITY    MANAGED    GOVERNMENT    FIDELITY                INVESTMENT     UIC
                    MAGELLAN     INCOME   MONEY MARKET   GROWTH &    FIDELITY    GRADE BOND   COMMON
                      FUND     PORTFOLIO      FUND     INCOME FUND  CONTRAFUND      FUND    STOCK FUND LOAN FUND     TOTAL
                   -----------------------------------------------------------------------------------------------------------------


Cash                 $        -   $        -  $        -   $       -   $        -   $       -    $ 36,697  $      -    $  36,697
Investments at       25,130,876   18,669,141   1,532,499    9,519,034   5,183,449      481,517    281,075             60,797,591
  fair value
Participant loans             -            -           -            -           -            -          - 1,553,359    1,553,359
                     ===============================================================================================================
Net assets
  available for      $            $18,669,141 $1,532,499    $9,519,034 $5,183,449   $  481,517  $ 317,772  $1,553,359 $62,387,647
  Plan benefits      25,130,876
                     ===============================================================================================================


                                                                  DECEMBER 31, 1995
                     ---------------------------------------------------------------------------------------------------------------
                                               FIDELITY
                                   FIDELITY   RETIREMENT                             FIDELITY
                      FIDELITY     MANAGED    GOVERNMENT    FIDELITY                INVESTMENT     UIC
                      MAGELLAN      INCOME   MONEY MARKET   GROWTH &    FIDELITY    GRADE BOND   COMMON
                        FUND      PORTFOLIO      FUND     INCOME FUND  CONTRAFUND      FUND    STOCK FUND LOAN FUND     TOTAL
                     ---------------------------------------------------------------------------------------------------------------
                     ---------------------------------------------------------------------------------------------------------------

Investments at       $23,897,306 $18,627,395  $1,181,631   $5,945,845  $2,377,157     $407,306  $231,465  $       -  $52,668,105
  fair value
Participant loans             -            -           -            -           -            -         -  1,276,836    1,276,836
                     ===============================================================================================================
Net assets
  available for      $23,897,306 $18,627,395  $1,181,631   $5,945,845  $2,377,157     $407,306  $231,465  $1,276,836 $53,944,941
  Plan benefits
                     ===============================================================================================================


                       UIC 401(k) Retirement Savings Plan



7. STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

                                                        YEAR ENDED DECEMBER 31, 1996
                   -----------------------------------------------------------------------------------------------------------------
                                             FIDELITY
                                FIDELITY    RETIREMENT                          FIDELITY
                    FIDELITY     MANAGED    GOVERNMENT   FIDELITY              INVESTMENT    UIC
                    MAGELLAN     INCOME       MONEY      GROWTH &   FIDELITY   GRADE BOND   COMMON
                      FUND      PORTFOLIO  MARKET FUND INCOME FUND CONTRAFUND     FUND    STOCK FUND LOAN FUND    TOTAL
                   -----------------------------------------------------------------------------------------------------------------


ADDITIONS
Employee              $1,842,868   $1,153,351    $172,518   $878,040   $542,811    $110,817    $46,287  $      -   $4,746,692
  contributions
Employer                504,701       358,276      74,249    239,219    144,180      39,429    14,099          -   1,374,153
  contributions
Rollover                 28,486         7,215       1,476     63,806     24,061      12,687     5,240          -     142,971
  contributions
Investment income     3,881,615     1,067,628      65,489    432,968    342,958      32,184     9,350    131,151   5,963,343
                     ---------------------------------------------------------------------------------------------------------------
                      6,257,670     2,586,470     313,732  1,614,033  1,054,010     195,117    74,976    131,151  12,227,159

DEDUCTIONS
Withdrawals          (1,701,167)   (1,548,454)   (148,654)  (257,805)  (191,953)    (50,787)   (2,015)   (68,279) (3,969,114)

Net realized and
  unrealized
  (depreciation)
  appreciation in    (1,199,157)           -            -    988,863    405,381     (17,121)    6,695          -     184,661
  aggregate fair
  value of
  investments

Interfund transfers  (2,123,776)     (996,270)   185,789  1,228,098  1,538,855     (52,998)    6,651    213,651           -
                     ---------------------------------------------------------------------------------------------------------------

Net increase          1,233,570        41,746    350,868  3,573,189  2,806,292      74,211    86,307    276,523   8,442,706
Net assets available
  for Plan benefits  23,897,306    18,627,395  1,181,631  5,945,845  2,377,157     407,306   231,465  1,276,836  53,944,941
  at beginning of
  year
                     ===============================================================================================================
Net assets available
  for Plan benefits  $25,130,876  $18,669,141 $1,532,499 $9,519,034  $5,183,449   $481,517  $317,772  $1,553,359 $62,387,647
  at end of year
                     ===============================================================================================================


                       UIC 401(k) Retirement Savings Plan

7. STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                            INFORMATION (CONTINUED)


                                                                        YEAR ENDED DECEMBER 31, 1995
                      --------------------------------------------------------------------------------------------------------------

                                               FIDELITY
                                    FIDELITY   RETIREMENT                                FIDELITY
                      FIDELITY       MANAGED   GOVERNMENT    FIDELITY                   INVESTMENT     UIC
                      MAGELLAN       INCOME     MONEY       GROWTH &      FIDELITY     GRADE BOND   COMMON
                        FUND        PORTFOLIO  MARKET FUND INCOME FUND   CONTRAFUND       FUND     STOCK FUND  LOAN FUND  TOTAL
                      --------------------------------------------------------------------------------------------------------------
ADDITIONS

Employee contributions $ 1,784,582 $ 1,371,997 $  154,438 $  719,572   $ 336,221      $  99,987    $ 28,706 $       -   $ 4,495,503
Employer contributions     453,605     378,525     50,821    187,476      86,331         32,277       8,877         -     1,197,912
Rollover contributions     444,335     577,324    338,381    434,188     285,378        123,958      26,385    28,112     2,258,061
Investment income        1,385,264   1,096,507     64,807    287,152     180,475         18,903       7,990    90,846     3,131,944
                      --------------------------------------------------------------------------------------------------------------
                         4,067,786   3,424,353    608,447  1,628,388     888,405        275,125      71,958   118,958    11,083,420

DEDUCTIONS
Withdrawals             (1,108,839) (1,241,677)   (74,133)  (378,642)    (81,932)       (68,298)     (3,387)  (63,267)   (3,020,175)

Net realized and
   unrealized
   appreciation
   (depreciation) in     4,883,316           -          -  1,113,626     242,807         17,337      (7,374)        -     6,249,712
   aggregate fair
   value of investments

Interfund transfers       (503,032) (1,321,735)   (73,936)   593,884     681,414        136,514     103,243   383,648             -
                      --------------------------------------------------------------------------------------------------------------

Net increase             7,339,231     860,941    460,378  2,957,256   1,730,694        360,678     164,440   439,339    14,312,957
Net assets available for
   Plan benefits at     16,558,075  17,766,454    721,253  2,988,589     646,463         46,628      67,025   837,497    39,631,984
   beginning of year
                      --------------------------------------------------------------------------------------------------------------

Net assets available for
   Plan benefits at    $23,897,306 $18,627,395 $1,181,631 $5,945,845  $2,377,157       $407,306    $231,465 $1,276,836  $53,944,941
   end of year
                      ==============================================================================================================

                          Department of Labor Schedules

                       UIC 401(k) Retirement Savings Plan

            Item 27a--Schedule of Assets Held for Investment Purposes

                                December 31, 1996



                                                     DESCRIPTION                                 CURRENT
              IDENTITY OF ISSUE                     OF INVESTMENT              COST               VALUE
---------------------------------------------------------------------------------------------------------------


Fidelity Magellan Fund                               311,604 shares            $22,584,148        $25,130,876

Fidelity Managed Income Portfolio                 18,669,141 shares             18,669,141         18,669,141

Fidelity Retirement Government Money Market
   Fund                                            1,532,499 shares              1,532,499          1,532,499

Fidelity Growth & Income Fund                        309,764 shares              7,695,929          9,519,034

Fidelity Contrafund                                  122,976 shares              4,611,005          5,183,449

Fidelity Investment Grade Bond Fund                   67,629 shares                481,063            481,517

United Industrial Corporation Common Stock
                                                      47,843 shares                289,793            281,075

Participant loans                            $1,553,359 principal
                                                balance; interest
                                                rates from 7% to
                                                14.5%; maturities
                                                to October, 2011                 1,553,359          1,553,359
                                                                        ---------------------------------------

Total assets held for investment purposes
                                                                               $57,416,937        $62,350,950
                                                                        =======================================



                       UIC 401(k) Retirement Savings Plan


                  Item 27d--Schedule of Reportable Transactions

                          Year Ended December 31, 1996


                                                                        TOTAL DOLLAR                       TOTAL DOLLAR
IDENTITY OF PARTY INVOLVED                              NUMBER OF         VALUE OF      NUMBER OF SALES      VALUE OF
                                 DESCRIPTION OF ASSETS  PURCHASES         PURCHASES                            SALES       NET GAIN
------------------------------------------------------------------------------------------------------------------------------------

Category (iii)--Series of transactions in excess of 5% of plan assets


Fidelity Investments       Magellan Fund             219 purchases         $7,054,105
                                                                                           171 sales     $4,621,378        $375,470


Fidelity Investments       Contrafund                190 purchases          2,818,287
                                                                                            70 sales        417,376          25,620


Fidelity Investments       Growth & Income Fund      208 purchases          3,395,248
                                                                                           106 sales        810,922         129,711


Fidelity Investments       Managed Income Portfolio  190 purchases          3,487,463
                                                                                           169 sales      3,445,717               -


There were no category (i), (ii) or (iv) reportable transactions during 1996.

                                  EXHIBIT INDEX



Exhibit No.                                 Description

23.1                                Consent of Independent Auditors